UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

Commission file number: 1-14446

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TD Bank 401(k) Retirement Plan
c/o TD Banknorth Inc.
Two Portland Square
Portland, Maine 04101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toronto-Dominion Bank
P. O. Box 1
Toronto-Dominion Centre
King Street West and Bay Street
Toronto, Ontario M5K1A2
Canada

REQUIRED INFORMATION

The following financial statements are hereby filed for the TD Banknorth Inc. 401(k) Plan (the "Plan"):

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007

Notes to Financial Statements

Exhibit 23.1 Consent of Ernst & Young LLP

Exhibit 23.2 Consent of Mahoney Cohen & Company, CPA, PC

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the TD Bank 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TD BANK 401(k) RETIREMENT PLAN

June 29, 2009

By: Sheila A. Gleason

Name: Sheila A. Gleason
Title: Plan Administrator

TD BANKNORTH INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

TD BANKNORTH INC. 401(k) Plan

Index

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
TD Banknorth Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of TD Banknorth Inc. 401(k) Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of TD Banknorth Inc. 401(k) Plan for the year ended December 31, 2007, were audited by other auditors whose report dated June 27, 2008, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with US generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Boston, Massachusetts
June 25, 2009

MAHONEY COHEN & COMPANY, CPA, P.C.

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

The Plan Administrator
TD Banknorth Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the TD Banknorth Inc. 401(k) Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
June 27, 2008

An independent member firm of
MOORE STEPHENS
INTERNATIONAL LIMITED

1065 AVENUE OF THE AMERICAS NEW YORK, NY 10018

TEL 212 790-5700
FAX 212 398-0267
WWW.MAHONEYCOHEN.COM

TD BANKNORTH INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets		
Non-interest bearing cash	$30,243	$8,463
Investments, at fair value	354,851,499	502,017,615
Participant loans receivable	10,733,647	10,135,881
Total investments	365,615,389	512,161,959
Employer contributions receivable	77,615	-
Total assets and net assets available for benefits at fair value	365,693,004	512,161,959
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	791,717	(462,002)
Net assets available for benefits	$366,484,721	$511,699,957

See accompanying notes.

TD BANKNORTH INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:		
Investment income:		
Interest and dividends	$17,457,334	$35,065,488
Net depreciation in fair value of investments (note 5)	(160,562,850)	(3,250,254)
Ne6tinvestment income (loss)	(143,105,516)	31,815,234
Contributions:		
Employer	12,912,877	12,175,701
Employee	26,373,297	26,271,062
Rollovers	1,394,579	2,136,702
	40,680,753	40,583,465
Transfer from merged employee benefit plans (note 1 a)	-	7,183,539
Total additions, including net investment income (loss)	(102,424,763)	79,582,238
Deductions from net assets attributed to:		
Benefits paid to participants	42,766,245	65,596,508
Expenses	24,228	41,734
Total deductions	42,790,473	65,638,242
Net (decrease)/increase in net assets available for benefits	(145,215,236)	13,943,996
Net assets available for benefits, beginning of year	511,699,957	497,755,961
Net assets available for benefits, end of year	$366,484,721	$511,699,957

See accompanying notes.

(1) Description of Plan

The TD Banknorth Inc. 401(k) Plan (the "Plan") is a defined contribution plan sponsored by TD Banknorth Inc. (the "Company"). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan, which became effective October 1, 1985, as amended and restated effective January 1, 2008, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All employees of the Company who were employed on October 1, 1985 became participants. All other full and part-time employees shall become a participant on the entry date coincident with or following the completion of one month of service. Temporary employees are eligible to participate after completing any 12 months of service in which the employee is credited with 1,000 hours of service.

On April 20, 2007, the Company became an indirect wholly owned subsidiary of The Toronto-Dominion Bank resulting from a privatization transaction whereby The Toronto-Dominion Bank purchased the remaining shares that it did not already own for $32.33 per share. As a result of this transaction, each share of TD Banknorth Inc. stock held in the Plan was liquidated and invested in an age appropriate retirement fund.

The following plan was merged with, and the assets transferred into, the Plan in 2007.

Year Merged	Plan Name	Effective Date of Plan Merger	Assets Transferred
2007	Interchange Bank Capital Investment Plan	7/13/2007	$7,183,539

(b) Contributions

Participants may contribute up to 50% of their pretax annual wages including bonuses and overtime pay. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Participants are eligible for Company matching contributions the first day of the calendar quarter following completion of one year of service. The Company makes matching contributions equal to 100% of the participant's deferral up to the first 3% of the participant's eligible compensation and 50% of the participant's deferral on the next 3% of the participant's eligible compensation. In addition, each year the Company may contribute to the Plan, from current profits or retained earnings, a discretionary percentage designated by the Board of Directors. There were no discretionary contributions in 2008 or 2007. Participants' salary deferral contributions are subject to Internal Revenue Code limitations, which were $15,500 in both 2008 and 2007. The Plan was amended August 1, 2004 to allow catch-up contributions (within the meaning of Section 414 (v) of the Internal Revenue Code) for participants who have reached age 50 by the end of the plan year. Participants are only permitted to make catch-up contributions if they have made their maximum salary deferral contribution for the year.

(c) Participant Accounts

Each participant's account reflects the participant's contribution, the Company's matching contribution, earnings or losses on the account, an allocation of the Company's discretionary contribution, if any, based on participant compensation and a charge for any distributions and direct expenses.

(d) Participant Loans

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the individual's highest outstanding loan balance during the preceding twelve months or

50% of their vested account balance. The loans are secured by the balance in the participant's account. All loans are required to be repaid within five years of the loan origination date unless the purpose of the loan is the purchase of a primary residence. The interest rate charged is a fixed rate based on the Prime Rate as noted in The Wall Street Journal on the date that the loan application is processed. Interest rates range from 3.25% to 9.5% on loans outstanding at December 31, 2008. Principal and interest is paid through fixed bi-weekly payroll deductions.

(e) Payment of Benefits

On termination of service, if the participant vested account balance does not exceed $1,000, the participant receives a single lump sum amount equal to the value of his or her vested account. If the participant vested account balance exceeds $1,000, the participant is allowed to elect to receive a single lump sum distribution or to receive benefit payments following attainment of normal retirement age. An annuity may also be purchased with the entire value of his or her vested account if the distribution commenced prior to January 1, 2002.

Until the privatization in April 2007, the Plan provided that any cash dividends received on shares of TD Banknorth Inc. stock as of the record date on which the dividends are declared, shall, at the election of the participant or his or her beneficiary, either: (1) be paid by the Company in cash to the participant or beneficiary, or, at the discretion of the Plan Administrator, paid by the Company to the Plan and distributed from the Plan to the participant or his or her beneficiary, not later than ninety days after the close of the Plan year in which it was paid to the Plan; or (2) be paid to the Plan and reinvested in stock. Cash dividends were paid quarterly and the amount distributed to participants was $27,135 in 2007.

(f) Participant Investment Options

Each participant, at December 31, 2008 and 2007, had the option of allocating employee and employer contributions into various investment options offered by the Plan. The Plan offers mutual funds, common collective trust fund (TRP Stable Value Common Trust Fund) and common stock of The Toronto-Dominion Bank as investment options for participants.

(g) Forfeitures

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $2,636 and $1,886, respectively. These amounts may be used to reduce employer contributions. In 2008 and 2007, employer contributions were reduced by $27,389 and $238,617, respectively, from forfeited nonvested accounts. Forfeited amounts relate to acquired plans and employees who terminated prior to the change in vesting provisions on January 1, 2001 and are available to reduce future Company contributions.

(h) Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants' shares for which instructions have not been given by a participant.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting. Certain 2007 amounts have been reclassified to conform to the 2008 financial statement presentation.

(b) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion of fair value measurements.

The TRP Stable Value Common Trust Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 6); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected on the trade date basis. Dividends are recorded as of the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(d) New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, *Fair Value Measurements.* This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008.

In April 2009, the FASB issued FASB Staff Position 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan's financial statements.

(e) Payment of Benefits

Benefits are recorded when paid.

(f) Administrative Expense

In accordance with the Plan provisions, all administrative expenses may be paid by the Plan unless paid by the Company. For the years ended December 31, 2008 and 2007, both the Plan and Company paid portions of such expenses. Administrative expenses paid for by the Plan totaled $24,228 and $41,734 for the years ended December 31, 2008 and 2007, respectively.

(3) Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated July 12, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

(4) Administration of Plan Assets

The Plan's assets, which include The Toronto-Dominion Bank common shares, are held by the Trustee of the Plan. T. Rowe Price serves as the service provider and trustee for the Plan. T. Rowe Price serves as a directed trustee, who will act following the direction of the Plan Administrator (TD Banknorth Inc.) or participants, as appropriate.

Company contributions are held and managed by the Trustee, which invests contributions received, reinvests interest and dividend income, and additionally makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Company. Certain other Plan expenses such as loan recordkeeping fees and investment fees are paid by the Plan via reductions of participant account balances.

(5) Investments

The following investments represented 5% or more of the fair value of Plan's net assets available for benefits at December 31:

	2008	
	Number of shares	Fair Value
Investments, at fair value, except as noted:		
American Funds Growth Fund of America	1,086,267	$22,203,305
Dodge & Cox Stock Fund	411,015	30,567,220
Artio International Equity II	2,915,051	28,859,008
Pimco Total Return Institutional	1,910,718	19,374,684
TRP Stable Value Common Trust Fund (1)	85,250,002	84,458,285
TRP Retirement 2015 Fund (1)	2,290,375	19,010,113
TRP Retirement 2020 Fund (1)	1,879,058	20,876,333
Vanguard Institutional Index Fund	293,368	24,214,630
The Toronto-Dominion Bank common stock (1)	595,461	21,359,192

	2007	
	Number of shares	Fair Value
Investments, at fair value:		
American Funds Growth Fund of America	1,042,453	$35,193,230
Dodge & Cox Stock Fund	412,933	57,092,164
Fidelity Balanced Fund	1,990,470	39,033,119
Fidelity Diversified International Fund	2,372,358	52,642,624
TRP Stable Value Common Trust Fund (1)	77,705,870	78,167,872
Vanguard Institutional Index Fund	300,675	40,332,577
The Toronto-Dominion Bank common stock (1)	541,098	37,849,778

(1) Party in interest.

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

	2008	2007
Common stock	($19,212,107)	$5,687,996
Registered investment companies	(141,350,743)	(8,938,250)
Net depreciation in fair value of investments	($160,562,850)	($3,250,254)

(6) Fair Value Measurements

SFAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priory to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1. Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2. Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- quoted prices for similar assets or liabilities in active markets
- quoted prices for identical or similar assets or liabilities in markets that are not active
- observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the plan at year-end as reported in the active market.

Participant loans: Valued at outstanding balances, which approximate fair value.

TRP Stable Value Common Trust Fund: Valued at the fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realized value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008.

	Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$249,034,022	$ -	$ -	$249,034,022
Common Stocks	21,359,192	-	-	21,359,192
TRP Stable Value Common Trust Fund	-	84,458,285	-	84,458,285
Participant Loans	-	-	10,733,647	10,733,647
Total assets at fair value	$270,393,214	$84,458,285	$10,733,647	$365,585,146

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

	Level 3 Assets Year ended December 31, 2008
	Participant loans
Balance, beginning of year	$10,135,881
Purchases, sales, issuances and settlements (net)	597,766
Balance, end of year	$10,733,647

(7) Related-Party Transactions

The Plan owned 595,461 and 541,098 shares of The Toronto-Dominion Bank common stock valued at $21,359,192 and $37,849,778 at December 31, 2008 and 2007, respectively.

(8) Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(9) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. Upon discontinuance or termination, forfeitures shall be allocated to the accounts of Participants on such date.

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2008 and 2007 per the financial statements to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$366,484,721	$511,699,957
Adjust for: Fair value adjustments for fully benefit-responsive investment contracts	(791,717)	462,002
Net assets available for benefits per the Form 5500	$365,693,004	$512,161,959

The following is a reconciliation of net depreciation in fair value of investments for the years ended December 31, 2008 and 2007 per the financial statements to Form 5500:

	2008
Net Depreciation in fair value of investments per the financial statements	-$160,562,850
Adjust for: Fair value adjustments for fully benefit-responsive investment contracts	1,253,719
Net Depreciation in fair value of investments per Form 5500	($159,309,131)

(11) Subsequent Events

In conjunction with the Company's acquisition of Commerce Bancorp, Inc. on March 31, 2008, the assets of the Commerce Bancorp Inc. 401(k) Retirement Plan amounting to $146,025,574 were merged into the Plan effective March 3, 2009.

Effective January 1, 2009, the legal name of the Plan was changed to TD Bank 401(k) Retirement Plan.

Effective January 1, 2009, the Plan was amended to include a core contribution from the Company for all employees who are employed on the last day of the year and who work at least 1,000 hours during the year. The amount of the core contribution will be based on an age and service graded formula. The core contribution is subject to a three-year cliff-vesting schedule.

Effective January 1, 2009, the Plan was amended to include a transition contribution for eligible participants who are employed on the last day of the year and who attained the age of fifty on or before the first day of Plan years beginning January 1, 2009, 2010, 2011, 2012 and 2013 only. The amount of the transition contribution will be based on an age and service graded formula. The transition contribution is subject to a three-year cliff-vesting schedule.

TD BANKNORTH INC. 401(k) Plan
Plan No. 003 EIN - 01-0437984
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b) Identity of issue	(c) Number of shares/units description of investment	(e) Current value
	Mututal Funds:		
	American Funds Growth Fund of America	Registered investment company 1,086,267 shares	$22,203,305
	Dodge & Cox Stock Fund	Registered investment company 411,015 shares	30,567,220
*	TRP Mid-Cap Value Fund	Registered investment company 1,066,406 shares	15,217,618
*	TRP New Horizons Fund	Registered investment company 4 shares	74
*	TRP Prime Reserve Fund	Registered investment company 13 shares	13
	Pennsylvania Mutual Fund	Registered investment company 510,874 shares	3,545,467
	Artio International Equity II	Registered investment company 2,915,051 shares	28,859,008
	Pimco Total Return Institutional	Registered investment company 1,910,718 shares	19,374,684
*	TRP Retirement Income Fund	Registered investment company 164,973 shares	1,702,519
	Vanguard Institutional Index Fund	Registered investment company 293,368 shares	24,214,630
	Vanguard Development Markets Index Fund	Registered investment company 7,276 shares	54,717
	Vanguard Bond Index Fund	Registered investment company 58,963 shares	600,247
*	TRP Retirement 2005 Fund	Registered investment company 388,587 shares	3,357,388
*	TRP Retirement 2010 Fund	Registered investment company 1,231,248 shares	13,802,291
*	TRP Retirement 2015 Fund	Registered investment company 2,290,375 shares	19,010,113
*	TRP Retirement 2020 Fund	Registered investment company 1,879,058 shares	20,876,333
*	TRP Retirement 2025 Fund	Registered investment company 2,204,600 shares	17,504,526
*	TRP Retirement 2030 Fund	Registered investment company 1,175,848 shares	13,122,461
*	TRP Retirement 2035 Fund	Registered investment company 1,068,970 shares	8,327,277
*	TRP Retirement 2040 Fund	Registered investment company 336,898 shares	3,732,829

TD BANKNORTH INC. 401(k) Plan

Plan No. 003 EIN - 01-0437984

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issue	(c) Number of shares/units description of investment	(e) Current value
*	TRP Retirement 2045 Fund	Registered investment company 339,390 shares	$2,504,695
*	TRP Retirement 2050 Fund	Registered investment company 65,350 shares	405,167
*	TRP Retirement 2055 Fund	Registered investment company 8,392 shares	51,440
	Common Stock:		
*	The Toronto-Dominion Bank common stock	Common stock - 595,461 shares	21,359,192
	Common Collective Trust Fund:		
*	TRP Stable Value Common Trust Fund	Guaranteed Investment Contract 85,250,002 shares	84,458,285
*	Participant loans receivable	Loans granted to plan participants, varying maturities, interest rates from 3.25% to 9.50%, secured by, at a minimum, 50% of vested account balances	10,733,647
			$365,585,146

* Party in interest.

Note: Cost information has not been included because all investments are participant directed.

EXHIBIT 23.1

CONSENT OF ERNST & YOUNG LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-142253) pertaining to the TD Banknorth Inc. 401(k) Plan of our report dated June 25, 2009, with respect to the financial statements and schedule of the TD Banknorth Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Ernst & Young LLP

Boston, Massachusetts
June 25, 2009

EXHIBIT 23.2

CONSENT OF MAHONEY COHEN & COMPANY, CPA. PC

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-142253) on Form S-8 of TD Banknorth Inc. of our report dated June 27, 2008 appearing in this Form 11-K of the TD Banknorth Inc. 401(k) Plan for the year ended December 31, 2007.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
June 29, 2009